Exhibit 12.1

Lennar Corporation

Statement of Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years ended Nov. 30,
	2015	2014	2013	2012	2011
Earnings:
Pre-tax earnings	$1,209,616	969,784	681,941	222,114	97,974
Adjustments to pretax earnings :
Fixed Charges	364,844	335,358	298,101	255,304	232,709
Interest capitalized	(276,062)	(236,897)	(167,590)	(127,668)	(110,751)
Adjustments for earnings and losses of unconsolidated entities 50% or less owned entities	(44,431)	(51,125)	(41,856)	4,597	87,338
Previously capitalized interest amortized	207,693	164,987	120,343	87,032	72,320

“Earnings”	$1,461,660	1,182,107	890,939	441,379	379,590

Fixed Charges:
Interest incurred	$346,224	319,067	284,144	242,389	219,383
Interest component of rent expense (1)	18,620	16,291	13,957	12,915	13,326

“Fixed Charges”	$364,844	335,358	298,101	255,304	232,709

Ratio of Earnings to Fixed Charges	4.0	3.5	3.0	1.7	1.6
Excess (deficiency) of earnings to fixed charges	$1,096,816	846,749	592,838	186,075	146,881

(1)	Represents a reasonable approximation of the interest cost component of rental expense (one-third of rental expenses on operating leases) incurred by the Company. The purpose is to estimate the amount of interest paid due to operating the majority of the Company’s facilities under operating leases.